October 14, 2013 Rolaine S. Bancroft, Esq. Arthur Sandel, Esq. Division of Corporation Finance Office of Structured Finance Securities and Exchange Commission Washington, DC 20549	Phillip R. Pollock 415.772.9679 direct ppollock@weintraub.com

Re:	Sequoia Mortgage Funding Corporation

Sequoia Residential Funding, Inc.

Registration Statement on Form S-3

Filed June 17, 2013

File Nos. 333-189370 and -01

Dear Ms. Bancroft and Mr. Sandel:

On behalf of Sequoia Mortgage Funding Corporation and Sequoia Residential Funding, Inc. (the “Co-Registrants” or the “Depositors”), we are filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) via EDGAR Amendment No. 2 to the above-referenced Registration Statement on Form S-3.

Set forth below are our responses to the Staff’s comment letter dated September 4, 2013. For your convenience, each response is preceded by a boldface recitation of the comment letter’s numbered paragraph.

Prospectus Supplement Related to the Certificates (Version 3)

Risk Factors, page S-8

Pre-offering Review of the Mortgage Loans Underlying the Securities May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses, page S-13

1.	We note your response to comment 2 from our letter dated July 15, 2013 that the “no assurance” sentence is not intended to disclaim your responsibility to comply with Rule 193’s “reasonable assurance” standard, but rather to disclose the risk that the scope of the review undertaken may not reveal relevant factors that could affect the future performance of the loans, such as the appreciation or depreciation of the residence underlying the loan.

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

October 14, 2013

However, we believe that the phrase “no assurance,” and its placement shortly after the sentence describing that your review procedures were designed and effected to provide reasonable assurance that the disclosure regarding the pool assets in this prospectus supplement is accurate in all material respects, may be confusing to investors. Please revise the “no assurance” sentence here and on page S-48 to reflect the explanation you provide in your response.

Response: In response to this comment, we have revised the language in the risk factor regarding pre-offering review (appearing on page S-14 of the Version 1 prospectus supplement and page S-13 of each of the Version 2 and 3 prospectus supplements) and the language in the section Limitations of the Pre-offering Review Process (appearing on page S-47 of the Version 2 prospectus supplement and page S-48 of each of the Version 1 and 3 prospectus supplements), to delete the phrase “no assurance” and to enhance our disclosure regarding the scope of the review undertaken.

Pre-Offering Review of the Mortgage Loans, page S-45

Introduction, page S-45

2.	We note your response to comment 6 and reissue our comment. Section II.B.3. of Release Nos. 33-9176, 34-63742 notes that under Rule 193 the issuer will be required to review whether the disclosure regarding the asset pool is accurate in all material respects. Further, the instruction to Item 1111(a)(7) of Regulation AB provides that “the disclosure required under this item shall provide an understanding of how the review related to the disclosure regarding the assets.” For the disclosure to provide investors with a full understanding of how the review related to the asset disclosure, it is necessary for you to reach a conclusion as to whether the review actually provided you with such reasonable assurance. Therefore, please revise to confirm that you will comply with the requirements of Rule 193.

Response: We have revised the language in the Introduction of each PRE-OFFERING REVIEW OF THE MORTGAGE LOANS section (page S-46 of the Version 1 prospectus supplement, page S-44 of Version 2 and page S-45 of Version 3) to add a paragraph that includes the sponsor’s conclusion regarding its pre-offering review.

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

October 14, 2013

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

weintraub tobin chediak coleman grodin

LAW CORPORATION

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/sks

cc:	Mr. John Isbrandtsen, Sequoia Residential Funding, Inc.

Mr. Andrew Stone, Sequoia Residential Funding, Inc.